

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
Jananne A. Copeland
Chief Accounting Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

> **Re: Caterpillar Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 001-768**

Dear Ms. Copeland:

We have reviewed your response dated May 1, 2013 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page A-99

Liquidity and Capital Resources, page A-122

1. We reference your response to prior comment 3. In future filings, to provide investors with a clearer understanding of your cash position and your ability to meet your United States funding needs without repatriating undistributed profits that are indefinitely reinvested outside the United States, please disclose a measure (e.g., a percentage) of your cash and investments held by non-U.S. entities or conversely a measure of your cash and investments held by U.S. entities. Disclose, if still true, that all amounts held by non-U.S. subsidiaries are available for general corporate use and can be used in the United States without incurring significant additional U.S. taxes.

2. As a related matter, please explain to us how cash held by non-U.S. subsidiaries could be used in the United States without incurring significant additional U.S. taxes.

3. We note in your response to prior comment 3 that your intercompany agreements provide for short term advance payments for certain purchases of U.S. manufactured products destined for sale outside of the United States. Please describe to us in greater detail the terms of the intercompany agreements that allow for these advance payments, including the following:

   - Tell us the usual period over which the advances are outstanding, including how the transactions get initiated and cash paid, and how long after are the U.S. manufactured products typically shipped.

   - Clarify for us whether these are transactions between your U.S. and non-U.S. subsidiaries, or transactions undertaken by non-U.S. subsidiaries on behalf of customers located outside the U.S. and whether the profits being taxed are intercompany profits or profits on the sale to the final customer.

   - Tell us the frequency with which you have entered into these transactions in the past three years.

   - In describing the arrangements, please provide us an example of a typical transaction.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Nick G. Holcombe (via E-mail)